TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

Toronto, Ontario, May 3, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces the voting results from the Company's Annual Meeting of Shareholders (the "Meeting") held Tuesday, May 3, 2022. A summary of the results are as follows:

1. Election of Directors

Each of the directors listed as nominees in IAMGOLD's Management Information Circular ("MIC") dated April 6, 2022, was elected as a director, in accordance with the table below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ian Ashby	288,492,555	99.40%	1,754,081	0.60%
Maryse Bélanger	277,014,951	95.44%	13,231,685	4.56%
Ann K. Masse	288,347,716	99.35%	1,898,920	0.65%
Peter O'Hagan	288,358,347	99.35%	1,888,289	0.65%
Kevin O'Kane	286,481,744	98.70%	3,764,892	1.30%
David Smith	287,234,459	98.96%	3,012,177	1.04%
Deborah J. Starkman	285,328,718	98.31%	4,917,918	1.69%
Anne Marie Toutant	288,287,413	99.32%	1,959,223	0.68%

2. Appointment of Auditors

KPMG LLP was re-appointed as the Company's auditor and the directors were authorized to fix the auditor's remuneration for the ensuing year.

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	307,402,189	91.90%	27,080,671	8.10%

3. Advisory Vote on Executive Compensation

The non-binding advisory resolution approving the Company's approach to Executive Compensation as outlined in the MIC dated April 6, 2022, was passed.

	Votes For	% For	Votes Withheld	% Withheld
Executive Compensation	267,637,287	92.21%	22,609,049	7.79%

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to start production towards the end of 2023. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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